September 5, 2019

Rick Sterling
Chief Financial Officer
Intrexon Corporation
20374 Seneca Meadows Parkway
Germantown, MD 20876

       Re: Intrexon Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-36042

Dear Mr. Sterling:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining